KWESST Announces Clarification of its Share Consolidation and Effectiveness

OTTAWA, ON - April 23, 2025 - KWESST Micro Systems Inc. (TSXV: KWE and KWE.WT.U; NASDAQ: KWE and KWESW) ("KWESST" or the "Company") previously announced that, subject to the final approval of the TSX Venture Exchange (the "TSXV"), that it will effect a consolidation of the Company' issued and outstanding common shares (each, a "Share") on the basis of twenty-one (21) pre-consolidation Shares for each one (1) post-consolidation Share (the "Consolidation").

The Consolidation is effective as at 12:01 a.m. Eastern Daylight Time April 23, 2025 on Nasdaq Capital Market (the "Nasdaq") and will be effective at 12:01 a.m. Eastern Daylight Time on April 24, 2025 on the TSXV. While the Shares were expected to begin trading on the Nasdaq on a consolidated basis on or around April 23, 2025, due to the discrepancy in the effective date of the consolidation on both markets, trading in the securities of the Company will be halted on April 23, 2025 and will resume trading on a consolidated basis on the Nasdaq and the TSXV at market open on April 24, 2025. The new CUSIP number will be 501506802 and the new ISIN number will be CA5015068029 for the post-Consolidation Shares.

The Company wishes to clarify that the Consolidation will not have any effect on the number of issued and outstanding Share purchase warrants of the Company which trade on the TSXV under the symbol "KWE.WT.U" or on Nasdaq under the symbol "KWESW" (collectively, the "Listed Warrants"). However, as a result of the Consolidation, the number of Shares issuable upon the exercise of each Listed Warrant will be reduced and the exercise price increased, the whole in accordance with the terms of the indenture and warrant agent agreement, as applicable, governing the Listed Warrants. Following the Consolidation, the exercise of two-hundred and ten (210) Listed Warrants will be required to purchase one (1) post-Consolidation Share, and the exercise price will be US$1,050.00 per Share. No fractional Shares will be issued upon exercise of any Listed Warrants. The Listed Warrants will continue to trade on the TSXV and Nasdaq, as applicable, in each case, under their existing CUSIP number.

The Company believes that the Consolidation is in the best interests of shareholders as it will allow the Company to ensure continued compliance with Nasdaq's minimum bid price requirements

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE and KWE.WT.U) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com

587.225.2599

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release includes certain statements that may be deemed "forward-looking statements" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "intends", "believes", "proposed", or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", or "will" be taken, occur or be achieved. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include: the anticipated positive effects of shareholder approval of the Consolidation and the ability of KWESST to maintain compliance with regulatory requirements following the Consolidation, notably Nasdaq's minimum bid price requirement; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.